

Mail Stop 4631

August 6, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Loren M. Starr
Chief Financial Officer
Invesco Ltd.
1555 Peachtree Street NE, Suite 1800
Atlanta, Georgia 30309

   RE: Form 10-K for the fiscal year ended December 31, 2008
      Form 10-Q for the period ended March 31, 2009
      Definitive Proxy Statement Filed April 8, 2009
       File No. 1-13908

Dear Mr. Starr:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings related to legal matters, please direct them to Dieter King, Staff Attorney, at (202) 551-3338 or Andrew Schoeffler, Staff Attorney, at (202) 551-3748. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

         Sincerely,

         John Hartz
         Senior Assistant Chief Accountant